Form 10-K, Exhibit 13
period 1998-06-30
PAYMENTECH INC
filed 1998-09-24
CIK 1005759

financials
                                                                      Exhibit 13

SECTIONS FROM 1998 ANNUAL REPORT TO STOCKHOLDERS


                       Five-Year Statistical Summary......................... 18
                       Common Stock Information.............................. 19
                       Quarterly Financial Information....................... 20
                       Management's Discussion and Analysis
                          of Financial Condition and Results of Operations... 21
                       Consolidated Balance Sheets........................... 29
                       Consolidated Statements of Income..................... 30
                       Consolidated Statements of Changes
                          in Stockholders' Equity............................ 31
                       Consolidated Statements of Cash Flows................. 32
                       Notes to Consolidated Financial Statements............ 33
                       Management's Report on Financial Statements
                          and Internal Control............................... 46
                       Report of Independent Auditors........................ 47
summary


FIVE-YEAR STATISTICAL SUMMARY

                                                                        Fiscal Year Ended June 30,
                                             -------------------------------------------------------------------------
(In thousands, except per share data)               1998           1997            1996            1995           1994
                                             -------------------------------------------------------------------------
Statement of Income
Revenue                                       $   213,486    $   186,143    $   124,067    $    88,527    $    64,379
Other income                                        8,000         16,247          1,744             --             --
                                             -------------------------------------------------------------------------
Total revenue                                     221,486        202,390        125,811         88,527         64,379
                                             -------------------------------------------------------------------------

Operating expense                                  86,525         77,462         53,795         41,467         34,410
Salaries and employee benefits expense             65,526         51,712         38,753         31,051         19,028
Depreciation and amortization expense              27,063         20,572          7,669          4,210          1,794
Interest expense                                    6,486          4,884          1,842            589            307
Merger, integration and impairment charges             --         20,541             --             --             --
First USA, Inc./Banc One merger expense                --         12,473             --             --             --
                                             -------------------------------------------------------------------------
Total expenses                                    185,600        187,644        102,059         77,317         55,539
                                             -------------------------------------------------------------------------
Income before income taxes                         35,886         14,746         23,752         11,210          8,840
Provision for income taxes                         15,698         11,020          9,500          3,290          2,489
                                             -------------------------------------------------------------------------
Net income                                    $    20,188    $     3,726    $    14,252    $     7,920    $     6,351
                                             =========================================================================
Net income per share - diluted                $      0.56    $      0.11    $      0.54    $      0.32    $      0.26
                                             =========================================================================
Balance Sheet Statistics
Purchased merchant portfolios, goodwill
   and other intangibles, net                 $   333,528    $   352,503    $    88,894    $    40,024    $     3,930
Total assets                                      649,383        631,000        290,221         84,038         37,805
Stockholders' equity                              399,072        359,415        231,064         47,232         14,728

Other Data
Sales volumes processed                       $49,323,253    $41,301,879    $30,875,857    $20,059,066    $18,425,550
Total items processed*                          1,877,574      1,332,519        574,157        358,705        321,791
                                             -------------------------------------------------------------------------

*Total items processed for the fiscal years ended June 30, 1998 and 1997 includes bankcard and other credit and debit card transactions and credit and debit authorization transactions. For the prior years, total items processed includes bankcard transactions only.


                         PAYMENTECH, Inc. & Subsidiaries
common stock


COMMON STOCK


     The Company's common stock, $0.01 par value (the "Common Stock"), is listed for trading on the New York Stock Exchange and began trading under the symbol PTI on March 22, 1996. Paymentech's initial offering price was $21.00 per share. As of June 30, 1998, Paymentech had 204 common stockholders of record. During fiscal 1998, Paymentech did not declare or pay any dividends. Paymentech's dividend policy since its initial public offering in March 1996 has been to retain earnings for future growth. On June 30, 1998, the closing market price was $20.56 per share. During the last two fiscal years, the high and low sales prices and the close sales prices at the end of each fiscal quarter on common stock per share have been:

                                                                         Fiscal Year Ended June 30,
                                                  ---------------------------------------------------------------------------
                                                                1998                                     1997
                                                  -----------------------------------     -----------------------------------
                                                   High         Low           Close        High         Low           Close
-----------------------------------------------------------------------------------------------------------------------------
Fourth fiscal quarter                             $21 1/2      $16           $20 9/16     $34 1/4      $20 5/8      $28 15/16
Third fiscal quarter                               20 5/8       12 7/8        19 7/16      35 3/4       25           26 1/8
Second fiscal quarter                              20 1/2       11 13/16      14 3/4       42 1/4       33           33 7/8
First fiscal quarter                               32 3/8       15 7/8        16 3/8       43 3/4       34           40 5/8
                                                  ---------------------------------------------------------------------------

                         PAYMENTECH, Inc. & Subsidiaries
quarterly info


QUARTERLY FINANCIAL INFORMATION

                                                                                      Fiscal 1998
                                                            ----------------------------------------------------------------
(In thousands, except per share data)                       4th Quarter      3rd Quarter       2nd Quarter      1st Quarter
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                      $ 55,308          $52,379          $ 55,459          $50,340
Other income /(1)/                                                271              303             6,225            1,201
                                                            ----------------------------------------------------------------
Total revenues                                                 55,579           52,682            61,684           51,541
                                                            ----------------------------------------------------------------
Operating expense                                              20,836           19,575            25,643           20,471
Salaries and employee benefits expense                         17,203           17,051            15,821           15,451
Depreciation and amortization expense                           6,995            6,766             6,805            6,497
Interest expense                                                1,520            1,542             1,775            1,649
                                                            ----------------------------------------------------------------
Total expenses                                                 46,554           44,934            50,044           44,068
                                                            ----------------------------------------------------------------
Income before income taxes                                      9,025            7,748            11,640            7,473
Provision for income taxes                                      4,008            3,414             4,975            3,301
                                                            ----------------------------------------------------------------
Net income                                                   $  5,017          $ 4,334          $  6,665          $ 4,172
                                                            ================================================================
Net income per share - basic /(3)/                           $   0.14          $  0.12          $   0.19          $  0.12
                                                            ================================================================
Net income per share - diluted /(3)/                         $   0.14          $  0.12          $   0.19          $  0.12
                                                            ================================================================
Weighted average common shares outstanding - basic             35,967           35,788            35,345           35,196
                                                            ================================================================
Weighted average common shares outstanding - diluted           36,491           36,122            35,345           35,521
                                                            ================================================================
                                                                                       Fiscal 1997
                                                            ----------------------------------------------------------------
(In thousands, except per share data)                       4th Quarter      3rd Quarter       2nd Quarter      1st Quarter
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                      $ 49,755          $46,957          $ 48,301          $41,130
Other income /(2)/                                              6,999            5,274             3,721              253
                                                            ----------------------------------------------------------------
Total revenues                                                 56,754           52,231            52,022           41,383
                                                            ----------------------------------------------------------------
Operating expense                                              24,608           18,786            17,985           16,083
Salaries and employee benefits expense                         14,574           13,433            12,015           11,690
Depreciation and amortization expense                           6,216            5,672             5,060            3,624
Interest expense                                                1,661            1,050             1,673              500
Merger, integration and impairment charges                      4,997                -                 -           15,544
First USA, Inc./Banc One merger expense                        12,473                -                 -                -
                                                            ----------------------------------------------------------------
Total expenses                                                 64,529           38,941            36,733           47,441
                                                            ----------------------------------------------------------------
Income (loss) before income taxes                              (7,775)          13,290            15,289           (6,058)
Provision for income taxes                                        971            5,930             6,893           (2,774)
                                                            ----------------------------------------------------------------
Net income (loss)                                            $ (8,746)         $ 7,360          $  8,396          $(3,284)
                                                            ================================================================
Net income (loss) per share - basic /(3)/                    $  (0.25)         $  0.21          $   0.26          $ (0.10)
                                                            ================================================================
Net income (loss) per share - diluted /(3)/                  $  (0.25)         $  0.21          $   0.26          $ (0.10)
                                                            ================================================================
Weighted average common shares outstanding - basic             34,964           34,925            32,142           31,702
                                                            ================================================================
Weighted average common shares outstanding - diluted           34,966           35,226            32,521           31,703
                                                            ================================================================

/(1)/ For the first quarter of fiscal 1998, other income included a $626,000 pretax gain related to the sale of the Company's terminal leasing portfolio. Other income for the second quarter of fiscal 1998 included a $6.0 million pretax gain related to the sale of the Company's share of PHH/Paymentech.
/(2)/ Other income included related party transactions in the second and third quarters resulting in a $3.5 million gain related to the termination of a call option on warrants held by First USA, Inc. for stock in First Virtual and a $5.0 million gain related to the termination of an agreement that First USA, Inc. would not compete with Paymentech for business card customers. Both of these transactions were on terms which the Company believes to be representative of an arms' length transaction. Other income in the fourth quarter included a $6.8 million gain related to the divestiture of certain agent bank contracts.
/(3)/ Quarterly income per share amounts are computed on the basis of weighted average number of shares outstanding for each quarter. Changes between quarters in the number of shares outstanding result in the annual computation of income per share differing from the aggregate of the quarterly amounts.

                         PAYMENTECH, Inc. & Subsidiaries
md&a


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


General
     Paymentech, Inc. ("Paymentech" or the "Company") engages in the credit card industry primarily as a payment processor of credit and debit card transactions on behalf of merchants, financial institutions and sales agents. Paymentech also provides third-party credit and debit authorization services to financial institutions, sales agents and Paymentech's direct merchants. During the fiscal year ended June 30, 1998, Paymentech processed approximately $49.3 billion in sales volume and 1.9 billion total transactions, making it the third largest processor of bankcard transactions for merchants in the United States, according to published industry sources. In addition, Paymentech markets and issues commercial cards to businesses and other entities. Commercial cards facilitate business-to-business payment procedures and reporting, replacing traditional direct payment methods.

     The Company is a 55%-owned subsidiary of First USA Financial, Inc. ("First USA"), which is a wholly owned subsidiary of BANC ONE CORPORATION ("Banc One").

Results of Operations for the Fiscal Year Ended June 30, 1998
     Net income for the fiscal year ended June 30, 1998 increased to $20.2 million, or $0.56 per diluted share, compared with $3.7 million, or $0.11 per diluted share, for the fiscal year ended June 30, 1997. Without the effects of nonrecurring gains and a significant unusual charge related to reserves, earnings for the fiscal year ended June 30, 1998 were $18.5 million, or $0.51 per diluted share. Earnings for the fiscal year ended June 30, 1997, excluding the effect of nonrecurring gains and significant unusual charges, were $21.4 million, or $0.63 per diluted share.

     Revenue for the fiscal year ended June 30, 1998 increased 14.7% to $213.5 million compared with $186.1 million in the prior year. The increase in revenue was the result of the increase in sales volume processed partially offset by margin compression caused by increased competition within the industry. Bankcard sales volume processed increased 19.4% to $49.3 billion for the fiscal year ended June 30, 1998, compared with $41.3 billion for the fiscal year ended June 30, 1997. Total items processed for fiscal 1998 increased 40.9% to 1.9 billion, compared with 1.3 billion for fiscal 1997.

     Other income, which consists of nonrecurring gains and interest income from investments, decreased to $8.0 million for the fiscal year ended June 30, 1998 from $16.2 million for fiscal 1997. Other income for fiscal 1998 includes a $6.0 million pretax gain related to the sale of the Company's share of PHH/Paymentech L.L.C. ("PHH/Paymentech"), a Delaware limited liability company offering a MasterCard-branded single card payment system for fleet, purchasing, travel and entertainment needs. During the second quarter of fiscal 1998, Paymentech sold its terminal leasing portfolio to Northern Leasing Systems Inc. ("Northern Leasing"). This sale generated a pretax gain of $626,000 which is also included in other income. In addition, a deferred gain of up to approximately $450,000 will be recognized if certain performance criteria are met with respect to lease payments made by the Company's merchants to Northern Leasing.

     For the fiscal year ended June 30, 1997, other income includes nonrecurring related party transactions with First USA, Inc. resulting in a $3.5 million pretax gain related to the termination of a call option on warrants for stock in First Virtual Holdings, Inc. ("First Virtual") and a $5.0 million pretax gain related to the termination of an agreement that First USA, Inc. would not compete with the Company for business card customers. Both of these transactions were on terms which the Company believes to be representative of an arms' length transaction. Other income for fiscal 1997 also includes a nonrecurring $6.8 million pretax gain related to the divestiture of a portfolio of certain agent bank contracts.

     Operating expense, which includes the cost of obtaining authorizations and processing transactions as well as occupancy and equipment costs, increased 11.7% to $86.5 million for the fiscal year ended June 30, 1998, compared with $77.5 million for fiscal 1997. This increase is primarily due to increased sales volume processed. Partially offsetting this increase are the cost savings realized by reducing the Company's entry points into MasterCard and VISA, as well as our continued efforts to convert existing merchants, and to install new merchants on, Paymentech's internal data processing systems. These processing systems have lower operating costs than the costs of obtaining data processing services from third-party vendors. Included in fiscal 1998 is a $3.5 million significant unusual pretax charge related primarily to reserves for losses on terminal


                         PAYMENTECH, Inc. & Subsidiaries
md&a


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS




inventory and receivables. For fiscal 1997, operating expenses include a one-time $4.0 million pretax charge related to the write-off of certain miscellaneous assets with shortened useful lives.

     Salaries and employee benefits increased 26.7% to $65.5 million for the fiscal year ended June 30, 1998, compared with $51.7 million for the same period in 1997, primarily due to the number of employees increasing from approximately 1,200 at June 30, 1997 to approximately 1,280 at June 30, 1998, as well as increased incentive compensation expense. Operating expenses and salaries and employee benefits also increased as a result of the Company providing for itself certain administrative functions which were previously provided by First USA. These functions include but are not limited to human resources, tax and legal staff, and facilities administration. The Company is providing these administrative services in a manner that is not integrated with Banc One, and as a result, the Company incurs additional overhead expenses. Interest expense increased to $6.5 million for the fiscal year ended June 30, 1998, compared with $4.9 million for the fiscal year ended June 30, 1997. The increase was primarily due to growth in interest-bearing deposits and a higher average balance on the Company's borrowings under its revolving credit facility with a bank syndicate ("Revolving Credit Facility") as of June 30, 1998.

     Depreciation and amortization for the fiscal year ended June 30, 1998 increased 31.6% to $27.1 million compared with $20.6 million for the same period of 1997. This increase is primarily the result of the amortization of goodwill, purchased merchant portfolios and other intangibles related to acquisitions made during fiscal 1997. In addition, depreciation of property and equipment increased as a result of investments in technology made during the year.

     Total expenses for the fiscal year ended June 30, 1998 decreased to $185.6 million, compared with $187.6 million for the fiscal year ended June 30, 1997. Excluding amortization of goodwill, purchased merchant portfolios and other intangibles, and without the $3.5 million significant unusual pretax charge related primarily to reserves, total expenses for fiscal 1998 were $165.3 million.

     With respect to the fiscal year ended June 30, 1997, total expenses, excluding amortization of goodwill, purchased merchant portfolios and other intangibles, and the significant unusual charges related to the one-time merger, integration and impairment charges, the First USA, Inc./Banc One merger expense, and the one-time increase to operating expenses to reflect shortened useful lives of certain assets, were $138.2 million. The one-time merger, integration and impairment charge includes costs related to GENSAR Holdings Inc. ("GENSAR") of $15.5 million before tax, which includes costs related to the conversion from third-party authorization networks to GENSAR's authorization network, the closure of certain offices and employee severance. An additional impairment pretax charge of $5.0 million was incurred in the fourth quarter of fiscal 1997 to write off certain assets consisting primarily of obsolete technology and obsolete terminal inventory, not related to core business systems. The one-time pretax expense related to the First USA, Inc. and Banc One merger of $12.5 million includes the cost associated with the accelerated vesting of First USA, Inc. restricted stock grants and forgiveness of stock loans provided by First USA to Paymentech employees. This was a noncash expense with an offsetting increase to stockholders' equity. The one-time increase to operating expenses of $4.0 million before tax was related to the write-off of certain miscellaneous assets with shortened useful lives.

Results of Operations for the Fiscal Year Ended June 30, 1997
     Net income for the fiscal year ended June 30, 1997 decreased to $3.7 million, or $0.11 per diluted share, compared with $14.3 million, or $0.54 per diluted share, for the fiscal year ended June 30, 1996. Earnings for fiscal 1997, excluding the effect of the nonrecurring gains and significant unusual charges, were $21.4 million, or $0.63 per diluted share.

     Revenue increased 50.0% to $186.1 million for the fiscal year ended June 30, 1997, compared with $124.1 million for fiscal 1996. The Company attributed the increase in revenue primarily to the increase in sales volume processed as a result of its direct sales efforts and its acquisitions of merchant portfolios and other processing-related companies. Sales volume processed increased 33.8% to $41.3 billion for the fiscal year ended June 30, 1997, compared with $30.9 billion for the fiscal year ended June 30, 1996.



                         PAYMENTECH, Inc. & Subsidiaries

     Other income for the fiscal year ended June 30, 1997, increased to $16.2 million compared to $1.7 million for the fiscal year ended June 30, 1996. Included in fiscal 1997 other income are nonrecurring related party transactions with First USA, Inc. which resulted in a $3.5 million pretax gain related to the termination of a call option on warrants for stock in First Virtual and a $5.0 million pretax gain related to the termination of an agreement that First USA, Inc. would not compete with Paymentech for business card customers. Both of these transactions were on terms which the Company believes to be representative of an arms' length transaction. Other income also includes a nonrecurring $6.8 million pretax gain related to the divestiture of a portfolio of certain agent bank contracts. In addition, other income for both years includes interest income from investments.

     Operating expenses, which include the cost of obtaining authorizations and processing transactions as well as occupancy and equipment costs, increased 44.0% to $77.5 million for the fiscal year ended 1997, compared with $53.8 million for the fiscal year ended June 30, 1996. This was partially due to a one-time expense of $4.0 million to write off certain miscellaneous assets with shortened useful lives. Also contributing to this change was an increase in sales volume processed, partially off set by cost savings realized as a result of converting existing merchants to, and installing new merchants on, Paymentech's internal data processing systems. These processing systems have lower operating costs than the costs of obtaining data processing services from third-party vendors. Salaries and employee benefits increased 33.4% to $51.7 million for the fiscal year ended June 30, 1997, compared with $38.8 million for the fiscal year ended June 30, 1996. This resulted from an increase in the number of employees to approximately 1,200 from 830, due primarily to the Company's acquisitions and the growth in sales volume processed.

     Depreciation and amortization was $20.6 million for the fiscal year ended June 30, 1997, compared with $7.7 million for the same period of 1996. This increase reflects the amortization of goodwill, purchased merchant portfolios and other intangibles, and depreciation of property and equipment related to acquisitions, as well as investments in technology made during the year.

     Total expenses for the fiscal year ended June 30, 1997 increased 83.9% to $187.6 million, compared with $102.1 million for the fiscal year ended June 30, 1996. Excluding the amortization of goodwill, purchased merchant portfolios and other intangibles, and the significant unusual charges related to the one-time merger, integration and impairment charges, the First USA, Inc./Banc One merger expense, and the one-time increase to operating expenses to reflect shortened useful lives of certain assets, total expenses increased 38.8% to $138.2 million for the fiscal year ended June 30, 1997, compared with $99.6 million for the fiscal year ended June 30, 1996. The increase was primarily the result of the GENSAR acquisition and the increase in sales volume processed.

     The one-time merger, integration and impairment charges recorded in fiscal 1997 include costs related to the conversion from third-party authorization networks to GENSAR's authorization network of $6.4 million, the closure of certain offices of $7.6 million and employee severance of $1.5 million. The conversion costs consist primarily of the incremental labor costs of converting existing merchant customers to the GENSAR authorization network. The charge of $7.6 million related to office closings includes lease termination costs as well as the write-off of $3.7 million pertaining to certain intangible assets related to systems that will no longer be used. The employee severance costs are primarily for individuals displaced as a result of certain office closings. In addition, the one-time merger, integration and impairment charges include a $5.0 million write-off of certain non-core business assets consisting primarily of obsolete technology and obsolete terminal inventory.

     The First USA, Inc./Banc One merger expense includes the costs associated with the accelerated vesting of First USA, Inc. restricted stock grants and forgiveness of stock loans provided by First USA to certain key Paymentech employees. Certain key employees of the Company participated in First USA, Inc.'s 1994 Restricted Stock Plan which allowed the granting of First USA, Inc. restricted stock to eligible employees. First USA, Inc. restricted stock was transferred to the recipient without payment to the Company or First USA, Inc., and was subject to certain restrictions and risk of forfeiture. These restrictions lapsed upon the merger of First USA, Inc. and Banc One, generating an expense related to Paymentech employees of $6.6 million. In addition, in March 1996, First USA made loans to certain key employees of the Company to exercise 30-day



                         PAYMENTECH, Inc. & Subsidiaries
md&a

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

stock options for Paymentech common stock at the initial public offering price. The terms of these loans called for the outstanding principal and accrued interest to be forgiven upon a change of control of either First USA, Inc. or Paymentech. Therefore, these loans were forgiven upon the merger of First USA, Inc. with Banc One, resulting in an expense related to Paymentech employees of $5.9 million. Paymentech did not expend any cash relative to either expense; rather, the total charge of $12.5 million is treated as a capital contribution from First USA, Inc. to Paymentech.

Business Combinations and Merchant Portfolio Purchases
     Paymentech has experienced significant growth through acquisitions of other processing service operations and merchant portfolios.

     In January 1998, the Company purchased the merchant portfolio and certain other assets of Mokarow Financial, Inc. for $1.3 million in cash and $6.4 million in the Company's common stock. The portfolio consists primarily of merchants in the travel, restaurant and hospitality industries.

     In January 1997, Paymentech purchased all of the outstanding capital stock of Merchant-Link, Inc. ("Merchant-Link") for approximately $4.8 million, which included $4.5 million of the Company's common stock and $280,000 in cash. Merchant-Link provides one-call support for merchants with integrated point-of-sale systems. As a result of certain performance objectives being met by Merchant-Link, the Company paid in common stock an additional $1.5 million in August 1997, $2.5 million in February 1998, and will make the final payment of $1.2 million in August 1998. The merger agreement provides that in the event certain price levels with respect to the Company's common stock are not met at the conclusion of two years from the acquisition date, additional amounts of common stock or cash will be paid. This acquisition was accounted for as a purchase and accordingly, Merchant-Link's results are included in Paymentech's results of operations from the date of acquisition.

     In February 1997, Paymentech paid $6.5 million for certain assets of TransGlobal Systems, Inc. ("TransGlobal"), a processor of merchant credit card transactions. The TransGlobal merchant portfolio consisted primarily of merchants in the hospitality and travel industries. This acquisition was accounted for as a purchase.

     In August 1996, Paymentech purchased for approximately $170 million all of the outstanding common stock of GENSAR, which was one of the nation's largest providers of third-party payment processing. GENSAR, now operating as Paymentech Network Services, Inc., offers third-party credit and debit authorization services to financial institutions, sales agents and Paymentech's direct merchants. The acquisition also enables Paymentech to directly provide its existing customers with point-of-sale products and services that had previously been primarily outsourced. As a result of the GENSAR acquisition, Paymentech realized cost savings through vertical integration of formerly outsourced services, enhanced existing products and services, and generated new revenue by establishing itself as a third-party processor. This acquisition was accounted for as a purchase, and accordingly, GENSAR's results are included in Paymentech's results of operations from the date of acquisition.

     First USA, Inc. issued common stock in September 1995 valued at $85.0 million in exchange for all the common stock of Litle & Company, Inc. ("Litle"). Litle, a participant in the direct response payment processing business, was subsequently merged with a subsidiary of the Company. This acquisition was accounted for as a pooling of interests, and therefore, the Company's consolidated financial statements include Litle's operations for all prior fiscal years presented.

     In August 1995, the Company paid $34.0 million in cash for certain assets of DMGT Corporation ("DMGT"), a participant in the direct response payment processing business. This acquisition was accounted for as a purchase.

     The operations of Litle and DMGT have been combined into a single operation known as Paymentech New Hampshire, Inc. As a result of the combination, the Company realized cost savings, primarily from reduced salary and employee benefits and data processing and communications costs.

                         PAYMENTECH, Inc. & Subsidiaries

     In December 1995, the Company and First USA, Inc. purchased the capital stock of Mokarow & Associates, Inc., a sales agent, for $12.0 million of stock in First USA, Inc. and $2.3 million in cash. First USA, Inc. contributed its investment in Mokarow & Associates, Inc. to the Company as a capital contribution.

     During fiscal 1997, Paymentech purchased an additional 17 merchant portfolios for a total of $39.9 million, including the portfolios of CheckFree Corporation and Mercantile Bancorporation Inc. In fiscal 1996, Paymentech purchased merchant portfolios for $4.7 million.

Seasonality
     The Company's revenue generally reflects the seasonal fluctuations that are typically associated with traditional peaks in consumer spending. Such peaks fall in different quarters for different divisions of the Company because of the varying nature of the Company's market niches and the varying nature of consumer trends in such markets.

Commercial Cards
     The Company, through its subsidiary First USA Financial Services, Inc. ("Financial Services"), markets and issues commercial cards to businesses and other entities. Financial Services offers innovative, efficient business-to-business payment solutions.

     In December 1997, the Company sold its share of PHH/Paymentech, a Delaware limited liability company formed in January 1997, to PHH Vehicle Management Services Corporation's ("PHH") new parent company, Cendant Corporation for $30.0 million. The Company will continue its relationship as the exclusive issuer of corporate fleet cards for PHH.

     Financial Services' liquidity is invested in investments and overnight reverse repurchase agreements. At June 30, 1998 and 1997, Financial Services' investments totaled $6.2 million and $10.1 million, respectively, and consisted primarily of variable rate U.S. Government agency mortgage-backed securities. The average maturity is approximately 3.61 years with a yield of 6.9%. Financial Services' primary methods of funding include issuing certificates of deposit and other borrowings.

     Financial Services is subject to the capital adequacy guidelines adopted by the Federal Deposit Insurance Corporation ("FDIC"). As of June 30, 1998 and 1997, Financial Services' risk-based capital ratios exceeded the level required by the FDIC to be classified as a well capitalized bank.

Liquidity and Capital Resources
     Paymentech generated $34.6 million and $96.5 million of cash flow from operating activities for the fiscal years ended June 30, 1998 and 1997, respectively. Fiscal 1998 operating cash flow was generated primarily from net income of $20.2 million and the noncash depreciation and amortization charge of $27.1 million.

     Net cash provided by investing activities during fiscal 1998 was $6.4 million compared with net cash used by investing activities of $246.3 million during fiscal 1997. Contributing to cash provided by investing activities for fiscal 1998 are proceeds of $27.1 million from the sale of PHH/Paymentech, partially offset by the $2.7 million used to purchase merchant portfolios. Paymentech used $238.9 million during fiscal 1997 to purchase merchant portfolios and processing services, and to make other acquisitions. Paymentech spent $21.8 million and $25.0 million for capital expenditures in fiscal 1998 and 1997, respectively. Capital expenditures are made generally to accommodate growth in payment processing volume and provide for increased operating efficiencies. Included in the 1998 capital expenditures are approximately $14.0 million related to technology upgrades.

     The Revolving Credit Facility provides a source of liquidity to manage cash flow, as well as capital to subsidiaries for expansion and for other corporate uses. During fiscal 1998, the Company paid down $20 million on the outstanding borrowings under the Revolving Credit Facility, reducing the borrowings from $75 million as of June 30, 1997, to $55 million as of June 30, 1998. The Revolving Credit Facility bears interest at the London Interbank Offering Rate ("LIBOR") plus 35 to 90 basis points. In April 1998, Paymentech reduced the maximum borrowings available under its Revolving Credit Facility from $200 million to $150 million.

     In December 1996, Paymentech completed an equity offering that provided $100.3 million in net proceeds (the "Offering"). The net proceeds were used to pay down debt owed by the Company under its Revolving Credit Facility as a result of the GENSAR acquisition.

                         PAYMENTECH, Inc. & Subsidiaries
md&a

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     On March 27, 1996, Paymentech completed an initial public underwritten offering of 5.9 million shares of common stock, issued 635,000 shares in a direct placement and issued 790,000 shares pursuant to a stock loan program funded by First USA (the "Initial Offering"). The net proceeds from the Initial Offering were $141.4 million. Paymentech used $40.6 million of the proceeds to repay a loan payable to First USA and has used the remainder for general corporate purposes, which included product and technology development and funding of acquisitions.

     Paymentech received noncash capital contributions from First USA, Inc. of $12.5 million and $12.0 million in fiscal years ended June 30, 1997, and 1996, respectively, related to the First USA, Inc./Banc One merger in 1997 and the Mokarow acquisition in fiscal 1996. In addition, Paymentech received a $16.1 million capital contribution in the form of cash from First USA to capitalize Financial Services upon receiving FDIC approval in September 1995.

     Paymentech has 10.0 million shares of authorized preferred stock, of which no shares have been issued and none are outstanding. The Board of Directors of the Company has the authority to determine the principal rights, preferences and privileges of the authorized preferred stock. Paymentech has no current plans to issue such stock. In addition, the Company has an outstanding shelf registration providing for the issuance of up to 3.6 million shares of the Company's common stock in connection with certain types of acquisitions.

     Paymentech has no current plans to pay dividends on the Common Stock. Paymentech presently intends to retain earnings to support the growth of Paymentech's business. The payment of any future dividends will be determined by the Company's Board of Directors, in light of conditions then existing, including Paymentech's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the Board of Directors. In addition, the payment of dividends may be subject to certain restrictions under Paymentech's Revolving Credit Facility. Prior to the first quarter of fiscal 1996, it was the Company's policy to dividend a portion of its net income to First USA. Subsequently, Paymentech has not paid dividends.

     Paymentech's stockholders' equity was $399.1 million at June 30, 1998, compared with $359.4 million at June 30, 1997. Stockholders' equity increased primarily as a result of operations.

     The Company believes that its current level of cash and financing capability along with future cash flows from operations are sufficient to meet the needs of its existing business. However, the Company may from time to time seek longer term financing to support additional cash needs.

Income Taxes
     Paymentech's consolidated provision for income taxes includes state and federal income tax components. Paymentech's effective federal tax rate was 43.7%, 74.7% and 40.0% for the fiscal years ended June 30, 1998, 1997 and 1996, respectively. The high fiscal 1997 effective federal tax rate was the result of stock compensation expense and amortization of goodwill, purchased merchant portfolios and other intangibles, which are not deductible for tax purposes.

     The tax rate for the periods prior to the second quarter of fiscal 1996 reflects Litle as a Subchapter S corporation, which included no federal income taxes in its financial statements since its income was taxed at the shareholder level. As a result, Paymentech's effective tax rate increased to approximately 39% beginning with the second quarter of fiscal 1996.

Contingent Liabilities Through Merchants
     Under the rules of VISA and MasterCard, Paymentech has certain contingent liabilities for the transactions it processes on behalf of merchants. If a cardholder purchases a product or service, and is dissatisfied after the purchase, the cardholder is able to return the product and demand a refund. If the merchant, after having received payment from Paymentech, refuses to pay the refund or properly provide the product or service, a chargeback results. Merchants must follow certain processing procedures in order to limit their exposure to chargebacks. The payment processor must fund the chargeback if the merchant does not have sufficient funds to repay the chargeback.

                         PAYMENTECH, Inc. & Subsidiaries

     Paymentech conducts reviews of potential merchants based upon the perceived risk in the merchant's industry. The contingent liability risk is greater for direct response merchants because the purchase is made before the product or service is delivered and the applicable card is not typically present. Paymentech takes these and other risks into account in making its credit determinations with respect to new merchants. At June 30, 1998, Paymentech had cash deposits from certain customers aggregating approximately $22.8 million as an offset to potential contingent liabilities that are the responsibility of such customers. These cash deposits are primarily related to merchants in the direct response industry.

     Credit losses incurred by Paymentech with respect to its payment processing business were approximately $1.0 million, $1.6 million and $640,000 for fiscal 1998, 1997 and 1996, respectively, compared with total sales volume processed in such periods of $49.3 billion, $41.3 billion and $30.9 billion, respectively. Beginning in fiscal 1997, credit losses include losses incurred as a result of third-party authorization transactions. Paymentech's payment processing operations are not exposed to cardholder credit losses. However, the Company's commercial card operations incurred $1.1 million and $364,000 in credit losses during fiscal 1998 and 1997, respectively.

Parent Company Merger
     In June 1997, Paymentech's former indirect parent company, First USA, Inc., merged with and into Banc One resulting in Banc One becoming the indirect owner of 55% of the Company's outstanding common stock. Banc One has informed Paymentech that it completed an assessment of the strategic value of its ownership interest in Paymentech and a review of the business prospects of Paymentech and has concluded that its present intention is to not reduce its ownership interest in Paymentech. As a result of this merger, the Company believes that growth in its third-party authorization services and the number of acquisitions completed has slowed and been hampered by the reluctance of some banks to engage in business with a subsidiary of a large bank holding company. Banc One also owns a 50% interest in an alliance with First Data Corporation, which alliance is a competitor of the Company. Banc One currently refers all prospective merchant customers from Banc One's branch network to such alliance.

     Furthermore, as a result of the First USA, Inc./Banc One merger, the Company now provides for itself certain administrative functions, including but not limited to human resources, tax and legal staff and facilities administration. These functions were integrated with the same functions of the Company's former parent, First USA, prior to July 1, 1997. As a result, the Company now incurs additional overhead expenses.

Year 2000
     As a result of computer programs written using two digits rather than four to define the applicable year, certain systems may require modifications in order to properly function beginning with the year 2000. Based on an assessment of its systems, the Company has developed a plan to ensure that its computer systems will function properly with respect to dates in the year 2000 and thereafter. Many of the Company's computer systems already comply with year 2000 requirements, primarily because of the Company's application of internal resources and new year 2000 compliant software and equipment.

     Based on progress made to date, management anticipates that core data processing software and hardware will be compliant and tested by December 1998. Approximately half of the Company's desktop computer, telecommunication and non-information technology hardware is currently year 2000 compliant with the remainder of the hardware targeted to be compliant by March 1999. For the Company's remaining noncompliant computer systems, the Company believes that existing internal resources can be used to modify existing software and hardware, and that the associated costs will not be significant. However, if such modifications are not made, or are not completed on a timely basis, year 2000 noncompliance could have a material impact on the operations of the Company.

                         PAYMENTECH, Inc. & Subsidiaries
md&a

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Paymentech is actively monitoring the progress of its significant third-party vendors and customers in their efforts to become year 2000 compliant, and is planning actions deemed necessary in order to mitigate its exposure to year 2000 noncompliance. There is no guarantee that the systems of other companies on which the Company's systems rely will be corrected on a timely basis and will not have a material adverse effect on the Company's systems.

     Paymentech is identifying the most reasonably likely scenarios involving year 2000 noncompliance and is currently developing contingency plans to support the Company's core systems.

New Accounting Pronouncements
     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Effective for financial statements for fiscal years beginning after December 15, 1998, SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during development. Costs incurred in the designing of software configuration, the coding of programs and the installation of hardware are examples of qualifying capitalizable costs. Paymentech is currently assessing the impact of adoption of SOP 98-1.

     In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). Effective for financial statements for fiscal years beginning after December 15, 1997, SFAS 132 would not change the recognition or measurement of pension or postretirement benefit plans, but would standardize disclosure requirements for pensions and other postretirement benefits, eliminating unnecessary disclosures and requiring additional information.

     In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for financial statements for fiscal years beginning after December 15, 1997.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     Information or statements provided by the Company herein and from time to time may contain certain "forward-looking information," including information relating to anticipated growth in earnings per share, anticipated returns on equity, anticipated growth in revenue, year 2000 compliance costs and implementation, account origination and growth, customer base, anticipated growth via acquisitions, anticipated actions by Banc One with respect to its ownership of shares of the Company, potential customer reactions to the Banc One ownership, anticipated operations costs and employment growth, anticipated marketing expense, or anticipated credit and other losses. Factors which could cause the Company's actual financial and other results to differ materially from any results that might be projected, forecast, estimated or budgeted by the Company in forward-looking statements include, but are not limited to, the factors that are described under "Business-Cautionary Statements" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998. These cautionary statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act for any such forward-looking information.

                         PAYMENTECH, Inc. & Subsidiaries
balance sheets

CONSOLIDATED BALANCE SHEETS

                                                                                         June 30,
                                                                               ---------------------------
(Dollars in thousands, except per share data)                                      1998            1997
                                                                               ---------------------------
Assets
Current assets:
   Cash and cash equivalents                                                       $158,307    $119,466
   Receivables, net                                                                  23,770      45,563
   Credit card loans, net                                                            42,079      19,902
   Terminal inventories                                                                 895       6,646
   Prepaid expenses and other current assets                                          9,159      14,953
                                                                               ---------------------------
     Total current assets                                                           234,210     206,530
Investments (market values of $6,205 and $10,143 at June 30, 1998
   and 1997, respectively)                                                            6,212      10,083
Notes receivable                                                                      9,997       9,169
Property and equipment, net                                                          57,873      44,103
Goodwill, net                                                                       234,711     253,255
Purchased merchant portfolios and other intangibles, net                             98,817      99,248
Other assets                                                                          7,563       8,612
                                                                               ---------------------------
                                                                                   $649,383    $631,000
                                                                               ===========================
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                                                $103,180    $112,752
   Notes payable to banks                                                            55,049          --
   Interest-bearing deposits                                                         34,790      20,721
   Merchant deposits                                                                 22,844      18,852
   Accrued assessments                                                                8,881       8,672
   Other accrued expenses                                                            25,567      35,448
                                                                               ---------------------------
     Total current liabilities                                                      250,311     196,445

Notes payable to banks and other borrowings                                              --      75,140

Commitments and contingencies

Stockholders' equity:
   Common stock, $0.01 par value, 200,000,000 shares authorized, 36,025,944 and 35,090,395 shares issued and outstanding at June 30, 1998 and 1997,
     respectively                                                                       360         351
   Additional capital                                                               354,274     335,435
   Net unrealized holding gain on securities available for sale, net of tax             621          --
   Retained earnings                                                                 43,817      23,629
                                                                               ---------------------------
     Total stockholders' equity                                                     399,072     359,415
                                                                               ---------------------------
                                                                                   $649,383    $631,000
                                                                               ===========================

See Notes to Consolidated Financial Statements.


                         PAYMENTECH, Inc. & Subsidiaries
income

CONSOLIDATED STATEMENTS OF INCOME


                                                                Fiscal Year Ended June 30,
                                                        ------------------------------------------
(Dollars in thousands, except per share data)                1998          1997           1996
                                                        ------------------------------------------
Revenues
Revenue                                                   $213,486       $186,143       $124,067
Other income                                                 8,000         16,247          1,744
                                                        ------------------------------------------
   Total revenues                                          221,486        202,390        125,811
Expenses
Operating                                                   86,525         77,462         53,795
Salaries and employee benefits                              65,526         51,712         38,753
Depreciation and amortization                               27,063         20,572          7,669
Interest                                                     6,486          4,884          1,842
Merger, integration and impairment                              --         20,541             --
First USA, Inc./Banc One merger                                 --         12,473             --
                                                        ------------------------------------------
   Total expenses                                          185,600        187,644        102,059
                                                        ------------------------------------------
   Income before income taxes                               35,886         14,746         23,752
Provision for income taxes                                  15,698         11,020          9,500
                                                        ------------------------------------------
   Net income                                             $ 20,188       $  3,726       $ 14,252
                                                        ==========================================
Net income per share - basic                              $   0.57       $   0.11       $   0.54
                                                        ==========================================
Net income per share - diluted                            $   0.56       $   0.11       $   0.54
                                                        ==========================================

See Notes to Consolidated Financial Statements.

                         PAYMENTECH, Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

stockholders' equity


                                                                       For the Three Years Ended June 30, 1998
                                               ------------------------------------------------------------------------------------
                                                                                          Net Unrealized
                                                     Common Stock                          Holding Gain
                                               -------------------------     Additional    on Securities     Retained
(Dollars in thousands)                             Shares         Amount       Capital   Available for Sale  Earnings        Total
                                               ------------------------------------------------------------------------------------
Balance at June 30, 1995                         24,411,081        $244        $ 40,878         $ --          $ 6,110      $ 47,232
Net income                                               --          --              48           --           14,204        14,252
Capital contributions from First USA                     --          --          28,143           --               --        28,143
Issuance of common stock, net                     7,290,000          73         141,364           --               --       141,437
                                               ------------------------------------------------------------------------------------
Balance at June 30, 1996                         31,701,081         317         210,433           --           20,314       231,064
Net income                                               --          --              --           --            3,726         3,726
Capital contributions from First USA                     --          --          12,473           --               --        12,473
Exercise of stock options                            27,220          --             623           --               --           623
Issuance of common stock, net                     3,404,938          34         109,915           --               --       109,949
Tax benefit from exercise of stock options               --          --           2,827           --               --         2,827
Purchase and retirement of common stock             (42,844)         --            (836)          --             (411)       (1,247)
                                               ------------------------------------------------------------------------------------
Balance at June 30, 1997                         35,090,395         351         335,435           --           23,629       359,415
Net income                                               --          --              --           --           20,188        20,188
Exercise of stock options                            99,650           1           1,945           --               --         1,946
Issuance of common stock, net                       835,899           8          11,114           --               --        11,122
Tax benefit from exercise of stock options               --          --           5,780           --               --         5,780
Change in unrealized holding gain on
   securities available for sale, net of tax             --          --              --          621               --           621
                                               ------------------------------------------------------------------------------------
Balance at June 30, 1998                         36,025,944        $360        $354,274         $621          $43,817      $399,072
                                               ====================================================================================

See Notes to Consolidated Financial Statements.


                         PAYMENTECH, Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


cash flows


                                                                                          Fiscal Year Ended June 30,
                                                                                 -----------------------------------------
(In thousands)                                                                         1998          1997          1996
                                                                                 -----------------------------------------
Operating Activities
   Net income                                                                      $  20,188     $   3,726     $  14,252
   Adjustments to reconcile net income to net cash provided by
     (used for) operating activities:
       Provision for depreciation and amortization                                    27,063        20,572         7,669
       Noncash portion of asset write-off, and merger, integration
         and impairment charges                                                        3,533        16,452            --
       First USA, Inc./Banc One merger expense                                            --        12,473            --
       Gain on sale of assets                                                         (6,850)      (15,250)           --
       Changes in operating assets and liabilities:
         Other accrued expenses                                                      (16,197)       26,624         5,786
         Accounts payable                                                             (8,776)       75,466        14,166
         Prepaid expenses and other current assets                                     5,697        (7,686)       (6,582)
         Merchant deposits                                                             3,703          (211)        1,499
         Receivables                                                                   1,391       (23,604)      (14,782)
         Terminal inventories                                                            956        (2,839)          (50)
         Notes receivable                                                                425        (9,169)           --
         Accrued assessments                                                             209         1,399         2,949
         Payable to affiliates                                                            --            --        (4,074)
         Other operating activities                                                    3,217        (1,438)         (144)
                                                                                 -----------------------------------------
       Net cash provided by operating activities                                      34,559        96,515        20,689
Investing Activities
   Proceeds from sale of assets                                                       27,066        15,250            --
   Proceeds from maturities of investments                                             3,871         2,296           570
   Purchases of merchant portfolios, processing services and other acquisitions       (2,688)     (238,882)      (41,398)
   Purchases of property and equipment, net                                          (21,827)      (24,994)      (21,333)
   Purchases of investments                                                               --            --       (12,949)
   Other investing activities                                                             --            --        (4,000)
                                                                                 -----------------------------------------
       Net cash provided by (used for) investing activities                            6,422      (246,330)      (79,110)
Financing Activities
   Issuance of interest-bearing deposits                                              13,978        11,885         6,025
   Issuance of common stock, net                                                       3,882       101,283       141,437
   Increase (decrease) in notes payable to banks and other borrowings                (20,000)       75,000            --
   Note payable to First USA                                                              --        25,000        59,473
   Repayments to First USA                                                                --       (25,000)      (63,473)
   Capital contribution from First USA                                                    --            --        16,140
   Decrease in other notes payable                                                        --       (23,444)           --
   Retirement of common stock                                                             --        (1,247)           --
                                                                                 -----------------------------------------
       Net cash provided by (used for) financing activities                           (2,140)      163,477       159,602
                                                                                 -----------------------------------------
       Increase in cash and cash equivalents                                          38,841        13,662       101,181
Cash and cash equivalents at beginning of year                                       119,466       105,804         4,623
                                                                                 -----------------------------------------
       Cash and cash equivalents at end of year                                    $ 158,307     $ 119,466     $ 105,804
                                                                                 =========================================
Noncash investing and financing activities:
       Common stock issued for acquisitions                                        $  10,344     $   4,500     $      --
                                                                                 =========================================
       Capital contribution from First USA, Inc.                                   $      --     $  12,473     $  12,002
                                                                                 =========================================

See Notes to Consolidated Financial Statements.


                         PAYMENTECH, Inc. & Subsidiaries
32
notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A  Summary of Significant Accounting Policies

Organization and Business
     The consolidated financial statements include the accounts of Paymentech, Inc. and its wholly owned subsidiaries ("Paymentech" or the "Company"). Paymentech is a 55%-owned subsidiary of First USA Financial, Inc. ("First USA"), which is wholly owned by BANC ONE CORPORATION ("Banc One"). All significant intercompany balances and transactions with the Company's wholly owned subsidiaries have been eliminated. Paymentech indirectly conducts its business through its primary operating subsidiaries, Paymentech Merchant Services, Inc., Paymentech New Hampshire, Inc., Paymentech Network Services, Inc. and First USA Financial Services, Inc. The Company began payment processing in 1985 and is among the largest processors of merchant credit and debit card transactions in the United States. Paymentech also provides third-party credit and debit authorization services to financial institutions, sales agents, and Paymentech's direct merchants. In addition, the Company began in fiscal 1996 to market and issue -- to businesses and other entities -- commercial credit cards that facilitate business-to-business payment solutions.

Cash and Cash Equivalents
     Paymentech considers all highly liquid investments, with maturities of three months or less when purchased, to be cash equivalents.

Receivables
     Receivables primarily represent fee income earned under processing agreements with merchants, agent banks and sales agents.

Credit Card Loans
     Credit card loans represent corporate, purchasing, fleet, and business MasterCard and VISA cards. Corporate cards are nonrevolving charge cards designed for use by medium to large companies primarily for travel and entertainment expenditures. Purchasing cards are also nonrevolving charge cards designed for use by medium to large companies for purchases of equipment, supplies and services. Fleet cards are nonrevolving charge cards that combine fleet, purchasing and travel and entertainment needs in a single card. Business cards are revolving lines of credit designed for small to medium-size companies to make routine business purchases, including travel and entertainment, equipment and supplies.

Terminal Leases
     Leases that are generally noncancelable by the merchant are accounted for as operating leases. Income from the lease of point-of-sale ("POS") terminals under operating leases is recorded in accordance with the terms of the lease agreements.

Investments
     Investments are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Company has both the ability and intent to hold these investments to maturity.

Property and Equipment
     Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over periods ranging from two to ten years for furniture and equipment, and three years for POS terminals held for lease. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Purchased Merchant Portfolios, Other Intangibles and Goodwill
     Purchased merchant portfolios and other intangibles are amortized over the estimated period to be benefited, primarily 10 years, on a straight-line basis. Purchased merchant portfolios and other intangibles are evaluated by management for impairment at each balance sheet date through review of actual cash flows generated by each merchant portfolio in relation to the expected cash flows and the recorded amortization expense. If, upon review, actual cash flows indicate an impairment of the value of the purchased merchant portfolio, amortization will be accelerated.

     Goodwill represents the excess of purchase price over identifiable assets acquired, less liabilities assumed from business combinations, and is amortized over the estimated period to be benefited, generally 40 years, on a straight-line basis. Goodwill is reviewed for impairment whenever events indicate that the carrying amount may not be recoverable. If estimates of future operating results would be insufficient to recover future charges to goodwill amortization, then the recorded value of goodwill balances would be reduced by the estimated deficiencies in operating results.


                         PAYMENTECH, Inc. & Subsidiaries
notes


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     In fiscal 1997, Paymentech adopted the Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The effect of adopting SFAS 121 did not have a material impact.

Notes Receivable
     Notes receivable earn interest at a market rate with original maturities ranging from three to ten years. The Company continually reviews the collectibility of all receivables and establishes valuation allowances as necessary.

Chargebacks and Merchant Fraud
     Disputes between a cardholder and a merchant periodically arise due to the cardholder's dissatisfaction with merchandise quality or a merchant's service and the disputes may not be resolved in the merchant's favor. In some of these cases, the transaction is "charged back" to the merchant and the purchase price is refunded to the cardholder by VISA and MasterCard. If the merchant is unable to fund the refund, Paymentech is liable for the full amount of the transaction. Paymentech maintains merchant deposits from certain customers as an offset to potential contingent liabilities that are the responsibility of such customers. Paymentech evaluates its risk and estimates its potential loss for chargebacks based on historical experience. Paymentech pays the customer interest of generally 2.0% on the merchant deposits.

Revenue
     Revenue is primarily fees from merchants related to the processing of transactions (including merchant discount fees), partially offset by interchange fees payable to credit card issuing institutions and fees payable to credit card associations. Commercial card revenue is derived primarily from interchange, fee and interest income. Revenue is recorded as services are performed. Revenue also includes fees earned from software maintenance and customer service and fees for the deployment and repair of credit card terminals. In addition, operating revenues earned on settlement assets are included in revenue.

Stock-Based Compensation
     Paymentech accounts for stock option and stock purchase plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense is recognized for stock options issued to employees because the options have an exercise price equal to the market value of the common stock on the date of grant. In addition, Paymentech does not recognize compensation expense for its employee stock purchase plan because it qualifies as a non-compensatory plan under APB 25. In 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which allows the Company to elect to recognize stock-based compensation expense based on the fair value of the award, or continue to account for stock-based compensation under APB 25 and disclose in the financial statements the effects of SFAS 123 as if the recognition provisions were adopted. Paymentech has evaluated its alternatives available under the provisions of SFAS 123 and has determined that it will not adopt the recognition provisions of the statement. Therefore, the adoption of SFAS 123 had no impact on the Company's consolidated statements of income.

Earnings (Loss) Per Common Share
     In February 1997, the FASB issued Statement No. 128, "Earnings per Share" ("SFAS 128"), which simplifies the standards for computing and presenting earnings per share. Under the new standards, the presentation of primary earnings per share is replaced with a presentation of basic earnings per share. Basic earnings per share is computed excluding dilution caused by common stock equivalents such as stock options. The presentation of fully diluted earnings per share is replaced with a presentation of diluted earnings per share which includes the dilutive effect of common stock equivalents. Effective December 1997, the Company adopted SFAS 128 and has restated all prior-period earnings per share amounts.


                         PAYMENTECH, Inc. & Subsidiaries

Federal Income Taxes
     Provision for income taxes includes a state and federal income tax component. The income tax provision is provided for using the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities that are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE B  Offerings

     In December 1996, Paymentech completed a public underwritten offering of
3.1 million shares of its common stock, $0.01 par value, at $34.00 per share (the "Offering"), which generated $100.3 million in net proceeds, which included the exercise by the underwriters in the transaction of certain over-allotment options. Concurrently, First USA sold 4.4 million shares of Paymentech's stock. As a result of the above transaction, First USA's ownership percentage in December 1996 was reduced from 77% to 57%.

     On March 27, 1996, Paymentech completed an initial public underwritten offering of 5.9 million shares of its common stock, $0.01 par value, at $21.00 per share and sold 635,000 shares in a direct placement at $19.53 per share, the offering price less the underwriters' discount, and 790,000 shares pursuant to a stock loan program funded by First USA at $19.53 per share (the "Initial Offering"). The net proceeds from the Initial Offering were $141.4 million, of which Paymentech used $40.6 million of the net proceeds to repay a loan payable to First USA.


NOTE C  Business Combinations, Divestitures and Asset Purchases

     Paymentech has completed the following business combinations and merchant portfolio purchases:

                                                                                          Consideration (in millions)
                                                                                  -------------------------------------------
Business Combinations and Merchant Portfolio Purchases           Date                Total           Cash           Noncash
                                                         --------------------------------------------------------------------
Fiscal Year 1998:
Mokarow Financial, Inc.                                     January 1998            $    7.7       $     1.3        $   6.4

Fiscal Year 1997:
GENSAR Holdings Inc.                                        August 1996             $  170.0       $   170.0        $     -
Merchant-Link, Inc. (1)                                     January 1997                 4.8             0.3            4.5
Merchant portfolios                                         Various                     46.4            46.4              -
                                                         --------------------------------------------------------------------
                                                                                    $  221.2       $   216.7        $   4.5
                                                         ====================================================================

Fiscal Year 1996:
DMGT Corporation                                            August 1995             $   34.0       $    34.0        $     -
Litle & Company, Inc.                                       September 1995              85.0               -           85.0
Mokarow & Associates, Inc.                                  December 1995               14.3             2.3           12.0
Merchant portfolios                                         Various                      4.7             4.7              -
                                                         --------------------------------------------------------------------
                                                                                    $  138.0       $    41.0        $  97.0
                                                         ====================================================================

(1) As a result of certain performance objectives being met, an additional $5.2 million will have been paid to Merchant-Link, Inc. by August 1998.



                         PAYMENTECH, Inc. & Subsidiaries
notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     In January 1998, the Company purchased the merchant portfolio and certain other assets of Mokarow Financial, Inc. for $1.3 million in cash and $6.4 million in the Company's common stock. The portfolio consists primarily of merchants in the travel, restaurant and hospitality industries. Pro forma adjustment to reflect the purchase of Mokarow Financial, Inc. as if the acquisition occurred at the beginning of each year presented, would not have a material impact on the reported results of the Company.

     In December 1997, the Company sold its share of PHH/Paymentech L.L.C. ("PHH/Paymentech"), a Delaware limited liability company, to PHH Vehicle Management Services Corporation's ("PHH") new parent company, Cendant Corporation for $30.0 million. This sale generated a $6.0 million pretax gain after deducting the Company's basis in its investment in PHH/Paymentech. This gain is included in other income. The Company will continue its relationship as the exclusive issuer of corporate fleet cards for PHH. Upon formation of PHH/Paymentech in January 1997, PHH contributed to PHH/Paymentech existing client and supplier contracts relating to its private label fleet card programs. As consideration for a portion of PHH's ownership in PHH/Paymentech, the Company paid PHH $12.5 million with an additional $5.0 million payable within one year. As a result, the Company and PHH each had a 50% interest in PHH/Paymentech.

     In August 1996, Paymentech purchased for approximately $170 million all of the outstanding stock of GENSAR Holdings Inc. ("GENSAR"), which owns 100% of Paymentech Network Services, Inc. and GENSAR Merchant Processing, Inc. The acquisition was accounted for as a purchase, and accordingly, GENSAR's results have been included in Paymentech's results of operations since acquisition. After all market value adjustments, the purchase resulted in identifiable intangible assets of approximately $35 million, which have lives of eight to ten years and goodwill of approximately $175 million.

     The following consolidated pro forma results give effect to the purchase of GENSAR as if it had occurred at the beginning of each year presented.

                                                    Fiscal Year Ended June 30,
                                                   -----------------------------
(In thousands, except per share data)                  1997              1996
--------------------------------------------------------------------------------
                                                             (unaudited)
Total revenue                                        $204,815          $150,532
Income before income taxes                             13,655            11,418
Pro forma net income                                    3,311             6,190
Pro forma net income per share - diluted             $   0.10          $   0.23
                                                   -----------------------------

     The pro forma results include the effect of all material adjustments related to the purchase transaction and have been prepared using calculations based on assumptions and adjustments deemed reasonable by Paymentech.

     The pro forma results do not purport to be indicative of the results of operations that would have actually been obtained if the purchase had been consummated as of the beginning of the period presented. In addition, the pro forma results do not purport to be indicative of the results of operations which may be achieved in the future.

     During the first quarter of fiscal 1997, Paymentech recorded a merger, integration and impairment charge related to the acquisition of GENSAR of $15.5 million, which reduced net income by $9.7 million. The charge includes costs related to the conversion from third-party authorization networks to GENSAR's authorization network, the closure of certain offices and employee severance. The conversion costs consist primarily of the incremental labor costs to convert existing merchant customers to the GENSAR authorization network. The charge related to office closings includes lease termination costs as well as the write-off of certain intangible assets related to systems that will no longer be used. The employee related costs are primarily severance for individuals displaced as a result of the office closings.

     In January 1997, Paymentech purchased all of the outstanding capital stock of Merchant-Link, Inc. ("Merchant-Link") for approximately $4.8 million, which included $4.5 million of the Company's common stock and $280,000 in cash. Merchant-Link provides one-call support for merchants with integrated point-of-sale systems. As a result of certain performance objectives being met by Merchant-Link, the Company paid in common stock an additional $1.5 million in August 1997, $2.5 million in February 1998, and will make the final payment


                         PAYMENTECH, Inc. & Subsidiaries
of $1.2 million in August 1998. The merger agreement provides that in the event certain price levels with respect to the Company's common stock are not met at the conclusion of two years from the acquisition date, additional amounts of common stock or cash will be paid. This acquisition was accounted for as a purchase, and accordingly, Merchant-Link results are included in Paymentech's results of operations from the date of acquisition. Pro forma adjustment to reflect the purchase of Merchant-Link as if the acquisition occurred at the beginning of each year presented, would not have a material impact on the reported results of the Company.

     First USA, Inc. issued common stock in September 1995 valued at $85.0 million in exchange for all the common stock of Litle & Company, Inc. ("Litle"). Litle, a participant in the direct response payment processing business, was subsequently merged with a subsidiary of the Company. This acquisition was accounted for as a pooling of interests, and therefore, the Company's consolidated financial statements include Litle's operations for all prior fiscal years presented.

      In connection with the Litle acquisition, approximately $1.6 million of acquisition costs ($1.0 million net of income taxes, or $0.04 per diluted share) were incurred and recorded as operating expense in the first six months of fiscal 1996.

     In August 1995, the Company paid $34.0 million in cash for certain assets of DMGT Corporation ("DMGT"), a participant in the direct response payment processing business. This acquisition was accounted for as a purchase.

     The operations of Litle and DMGT have been combined into a single operation known as Paymentech New Hampshire, Inc. As a result of the combination, the Company realized cost savings, primarily from reduced salary and employee benefits and data processing and communications costs.

     In December 1995, the Company and First USA, Inc. purchased the capital stock of Mokarow & Associates, Inc., a sales agent, for $12.0 million in stock of First USA, Inc. and $2.3 million in cash. First USA, Inc. contributed its investment in Mokarow & Associates, Inc. to the Company as a capital contribution.

     During fiscal 1997, Paymentech purchased an additional 17 merchant portfolios for a total $39.9 million, including the portfolios of TransGlobal Systems, Inc., CheckFree Corporation and Mercantile Bancorporation Inc. Typical merchants in these portfolios include Internet service providers, on-line interactive retailers, cellular communications companies, utility and insurance companies as well as merchants in the hospitality and travel industries. In fiscal 1996, Paymentech purchased merchant portfolios for $4.7 million. These business combinations and asset purchases have been accounted for as purchases, and accordingly, their results have been included in Paymentech's results of operations from the effective dates of such acquisitions.

     Amortization expense related to goodwill, purchased merchant portfolios and other intangibles was $16.7 million, $12.4 million and $2.5 million during fiscal 1998, 1997 and 1996, respectively.


NOTE D  Notes Receivable

     During fiscal 1998, Paymentech sold its terminal leasing portfolio to Northern Leasing Systems Inc. ("Northern Leasing"). This sale generated a pretax gain of $626,000. As partial consideration for the sale, the Company accepted a $1.3 million note receivable from Northern Leasing which earns a fixed market rate and compounds quarterly. Principal and interest are payable once certain performance criteria are met with respect to lease payments made by the Company's merchants to Northern Leasing. Based on current information available, the Company anticipates that the performance criteria will be met and the first payment of principle and interest will be made during the quarter ended March 1999 with the final payment expected during the second quarter of fiscal 2000. Paymentech now leases terminals to merchants through a contract with Northern Leasing which generates fee income.

     The Company has a $2.6 million note receivable which was the result of the sale of agent bank contracts in fiscal 1997. The note matures in the fourth quarter of fiscal 2000 and earns interest at a market rate with principal and interest payments due quarterly. This sale generated a gain of $6.8 million which is included in other income for fiscal 1997.

     In February 1997, the Company advanced $6.4 million in cash and received a $6.4 million note from LitleNet L.L.C. as part of a litigation settlement. This note is discounted to earn a market rate of interest with principal and interest due in fiscal 2003.

                         PAYMENTECH, Inc. & Subsidiaries
notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE E  Property and Equipment

     A summary of property and equipment by major class is as follows:


                                                              June 30,
                                                      -------------------------
(In thousands)                                            1998        1997
-------------------------------------------------------------------------------
Furniture and equipment                                  $65,347     $40,918
Leasehold improvements                                    13,955      13,364
Credit card terminals held for lease                       6,028       5,954
                                                      -------------------------
                                                          85,330      60,236
Less: Accumulated depreciation                           (27,457)    (16,133)
                                                      -------------------------
                                                         $57,873     $44,103
                                                      =========================

     Depreciation expense was $10.3 million, $8.2 million and $5.2 million in fiscal 1998, 1997 and 1996, respectively. During the fourth quarter of 1997, the Company wrote off certain assets which consisted primarily of obsolete technology and obsolete terminal inventory. This charge of $3.3 million is included in the merger, integration and impairment charges.


NOTE F  Revolving Credit Facility

     The revolving credit facility payable to a bank syndicate ("Revolving Credit Facility") provides a source of liquidity to manage cash flow, as well as capital to subsidiaries for expansion, and for other corporate uses. In April 1998, Paymentech reduced the maximum borrowings available under its Revolving Credit Facility from $200 million to $150 million. The Revolving Credit Facility bears interest based on the London Interbank Offering Rate ("LIBOR") plus 0.35% to 0.90% and commitment fees ranging from 0.15% to 0.30% on the unused portion based on Paymentech's debt to capitalization ratio, payable quarterly. The Revolving Credit Facility expires in February 1999, and therefore, is classified as a current liability on Paymentech's balance sheet. Through two one-year extension options, the maturity date of the Revolving Credit Facility may be extended at the discretion of the bank syndicate. Banc One is guarantor to the Revolving Credit Facility. Paymentech's ability to pay dividends is conditioned upon the observance of certain financial covenants in the agreement. The financial covenants require Paymentech to maintain specified (i) debt to capitalization ratios, (ii) debt to cash flow ratios, (iii) minimum interest coverage ratios, and (iv) minimum levels of consolidated stockholders' equity.

     At June 30, 1998, Paymentech had $55.0 million in borrowings under the Revolving Credit Facility as a $40.0 million note and a $15.0 million note, each at a rate of LIBOR plus 0.35% (approximately 6.04% as of June 30, 1998). At June 30, 1997, the Company had $75.0 million in borrowings under the Revolving Credit Facility. During fiscal 1997, the Revolving Credit Facility allowed Paymentech to borrow up to $75 million from First USA; however, no such borrowings were outstanding at June 30, 1997. In January 1997, Paymentech repaid a $25 million loan from First USA.

     In fiscal 1998, the Company paid $6.3 million in interest, primarily related to Paymentech's Revolving Credit Facility and interest-bearing deposits. The Company paid interest of $4.4 million in fiscal 1997, primarily related to the Revolving Credit Facility, interest-bearing deposits and the loan payable to First USA. In fiscal 1996, Paymentech paid $1.7 million in interest, primarily related to merchant deposits.


NOTE G  Preferred Stock

     The Board of Directors of Paymentech has the authority to determine the principal rights, preferences and privileges of 10.0 million shares of authorized preferred stock. Provisions could be included in the shares of preferred stock, such as extraordinary voting, dividend, redemption or conversion rights, which could discourage an unsolicited tender offer or takeover proposal. However, Paymentech has no current plans to issue preferred stock.


NOTE H  Unrealized Holding Gain

     The market value of the Company's investment in First Virtual Holdings, Inc. ("First Virtual") was $5.0 million as of June 30, 1998, resulting in a pretax unrealized holding gain of $1.0 million, or $621,000 on an after-tax basis. This investment is carried in Other Assets on the Company's Balance Sheet.


                         PAYMENTECH, Inc. & Subsidiaries

NOTE I Income Taxes

  The components of the provision for income taxes are as follows:


                                                                                              Fiscal Year Ended June 30,
                                                                                 --------------------------------------------------
(In thousands)                                                                        1998               1997               1996
-----------------------------------------------------------------------------------------------------------------------------------
Federal income taxes -- current                                                     $16,847            $10,428            $ 7,610
Federal income taxes -- deferred                                                     (1,653)              (224)                --
State income taxes, net of federal tax benefit - current                                730                947              1,890
State income taxes, net of federal tax benefit - deferred                              (226)              (131)                --
                                                                                 --------------------------------------------------
                                                                                    $15,698            $11,020            $ 9,500
                                                                                 ==================================================

     The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to the following:


                                                                                              Fiscal Year Ended June 30,
                                                                                 --------------------------------------------------
(In thousands)                                                                        1998               1997              1996
-----------------------------------------------------------------------------------------------------------------------------------
Statutory tax rate applied to income before income taxes                            $12,560            $ 5,161           $ 8,313
State income taxes, net of federal income tax benefit                                   287                531             1,229
Stock-based compensation                                                                 --              2,804                --
Amortization of goodwill, purchased merchant portfolios
   and other intangibles                                                              3,113              2,045                --
Subchapter S status of Litle                                                             --                 --               (17)
Other                                                                                  (262)               479               (25)
                                                                                 --------------------------------------------------
                                                                                    $15,698            $11,020           $ 9,500
                                                                                 ==================================================

Deferred tax liabilities at June 30, 1998 and 1997, consist of the following:


                                                                                 --------------------------------------------------
(In thousands)                                                                                 1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (liabilities):
   Amortization of goodwill, purchased merchant portfolios
     and other intangibles                                                                   $(4,657)          $(3,837)
   Allowances for credit losses                                                                  540               140
   Basis difference of property and equipment                                                  1,167            (1,272)
   Deferred compensation                                                                       1,258               989
   Other                                                                                        (381)              (14)
                                                                                 --------------------------------------------------
                                                                                             $(2,073)          $(3,994)
                                                                                 ==================================================

     Paymentech paid federal income tax payments of $2.8 million, $18.7 million, and $2.8 million during fiscal 1998, 1997, and 1996, respectively.

     Prior to the Initial Offering, Paymentech was included in the consolidated federal income tax return filed by First USA. Income tax expense was provided based on earnings reported as if Paymentech filed a separate income tax return.


                         PAYMENTECH, Inc. & Subsidiaries
 notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE J  Stock Option, Stock Purchase and Restricted Stock Plans

     The Company provides for grants of nonqualified stock options to certain key employees of Paymentech under the Paymentech, Inc. 1996 Stock Option Plan (the "1996 Option Plan"). All stock options have an exercise price equal to the market value of Paymentech's common stock on the date the option is granted and may not be exercised more than 10 years from the date of grant.

     Members of the Board of Directors of Paymentech who are not employees of the Company or Banc One and its subsidiaries on the date they become a director receive an option to purchase 5,000 shares of common stock at an option price equal to the fair market value of the common stock on the date of grant. The option is granted on the date the director joins the Board. Such directors will also receive annual grants of options to purchase 2,500 shares of common stock at an option price equal to the fair market value of the stock on the date of grant. Options terminate if not exercised within 90 days after the director ceases to be a member of the Board of Directors.

     Under the 1996 Option Plan, 6,500,000 shares of common stock have been reserved with 2,564,150 common shares available for future grants as of June 30, 1998. A summary of Paymentech's stock option activity, and related information for the years ended June 30 are as follows:

                                                            1998                        1997                      1996
                                                 -----------------------------------------------------------------------------------
                                                                 Weighted                    Weighted                    Weighted
                                                                  Average                     Average                     Average
                                                                 Exercise                    Exercise                    Exercise
      (Shares in thousands)                         Shares         Price        Shares         Price       Shares          Price
                                                 -----------------------------------------------------------------------------------
      Outstanding at beginning of fiscal year        1,746         $27.26          808         $20.11          --             --
      Granted                                        1,794          21.30        1,078          32.72       1,600         $20.14
      Exercised                                        100          19.53           27          20.23         790          20.16
      Forfeited                                        421          27.22          113          29.93           2          19.53
                                                 -----------------------------------------------------------------------------------
      Outstanding at end of fiscal year              3,019          23.97        1,746          27.26         808          20.11
                                                 ===================================================================================
      Exercisable at end of fiscal year                998         $27.11        1,118         $26.48         162         $20.12
                                                 ===================================================================================


     The following table summarizes information about stock options outstanding at June 30, 1998:

                                                                Options Outstanding                  Options Exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Weighted      Weighted                      Weighted
                                                     Option Shares     Average       Average         Number        Average
 Range of Exercise                                    Outstanding     Remaining     Exercise       Exercisable    Exercise
      Prices                                        (In thousands)      Life          Price      (In thousands)     Price
------------------------------------------------------------------------------------------------------------------------------------
$14.00 to $17.44                                          970           9.4           $15.11            25          $15.59
$18.88 to $19.69                                          476           7.8            19.53           432           19.53
$22.38 to $35.00                                        1,202           9.0            29.15           215           30.11
$36.00 to $40.75                                          371           8.1            36.06           326           36.07

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if Paymentech had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998, 1997 and 1996: risk-free interest rate of 5.45%, 6.30% and 6.29%, respectively; expected volatility of 68.9% for fiscal 1998 and 49.50% for fiscal years 1997 and 1996; and a weighted average expected life of the option of five years. The weighted average fair value at date of grant for options granted during fiscal 1998, 1997 and 1996 was $13.11, $16.64 and $14.89 per option, respectively.


                         PAYMENTECH, Inc. & Subsidiaries

     Had compensation expense for Paymentech's stock option plan been determined based on the fair value at the grant date for awards in fiscal 1998, 1997 and 1996 consistent with the provisions of SFAS 123, the Company's net income and earnings per diluted share for fiscal 1998 would have been $16.3 million and $0.45, and a net loss and loss per diluted share of $9.9 million and $0.30 for fiscal 1997. Due to the Banc One merger with First USA, Inc., most outstanding stock options at June 30, 1997, became exercisable in fiscal 1997, increasing the compensation expense determined under SFAS 123. Had the accelerated vesting not occurred, the Company's fiscal 1997 pro forma net loss would have been minimal. For fiscal 1996, Paymentech's net income and earnings per diluted share would have been $6.6 million and $0.25.

     The effects of applying SFAS 123 in this pro forma disclosure may not be representative of the pro forma impact on future years as additional options may be granted in future years and the vesting of options already granted will impact the pro forma disclosures.

     Effective January 1, 1997, employees of Paymentech were able to participate in the Paymentech, Inc. Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides a means for employees to purchase shares of Paymentech's common stock at 85% of the fair market value thereof. Under the Purchase Plan, 400,000 shares of common stock have been reserved for issuance, of which 273,887 shares remain available for future grants. Prior to adoption of this plan, the employees of Paymentech were eligible to participate in the First USA, Inc. Stock Purchase Plan (the "First USA Purchase Plan"). The First USA Purchase Plan provided a means for employees to purchase shares of First USA common stock at 85% of the fair market value thereof.

     The Paymentech, Inc. 1996 Restricted Stock Plan (the "Restricted Stock Plan") authorizes the granting of awards in the form of restricted shares of Paymentech's common stock to key officers and employees of Paymentech subject to risks of forfeiture that may be eliminated over time based on performance criteria. A maximum of 500,000 shares of common stock have been reserved for issuance under the Restricted Stock Plan, subject to adjustment, of which 220,142 shares remain available for future grants. During fiscal 1998, 96,572 shares of restricted stock were issued with a weighted average grant-date fair value of $27.94.


NOTE K  Retirement Benefits

     In March 1996, Paymentech adopted a non-contributory defined benefit retirement plan (the "Retirement Plan") that provides retirement benefits for eligible employees. Paymentech's funding policy is to annually contribute the minimum amount required under the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to compensation to date, but also for compensation increases to be earned in the future. Each participant's cash balance account is credited with an amount equal to 4% of the participant's compensation plus interest at a rate of 5% per year. Each participant becomes fully vested in benefits under the plan after five years of employment. Prior to that time, no portion of a participant's benefits is vested. The plan assets consist primarily of investments in mutual funds.

     A summary of the components of the periodic pension expense follows:

                                                         Fiscal Year
                                                        Ended June 30,
                                                     --------------------
(In thousands)                                         1998        1997
                                                     --------------------
Service cost-benefits earned during the period        $ 492       $ 338
Interest cost on projected benefit obligation           144         104
Actual return on plan assets                           (121)       (258)
Net amortization and deferral                             7         189
                                                     --------------------
Net periodic pension expense                          $ 522       $ 373
                                                     ====================

     Assumptions used in the accounting for the plan were:

                                                          Fiscal Year
                                                        Ended June 30,
                                                     --------------------
                                                       1998        1997
                                                     --------------------
Discount rate                                           8.0%        8.0%
Expected rate of increase in compensation levels        5.0%        5.0%
Expected long-term rate of return on assets             8.5%        8.5%
                                                     --------------------

                         PAYMENTECH, Inc. & Subsidiaries
 notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The following sets forth the funded status and the amount recognized in the consolidated balance sheets for the Company's defined benefit retirement plan:

                                                                Fiscal Year Ended June 30,
                                                           ------------------------------------
(In thousands)                                                 1998                    1997
                                                           ------------------------------------
Accumulated Benefits:
Actuarial present value of accumulated plan benefits:
   Vested                                                    $ 1,294                $   906
   Nonvested                                                     480                    285
                                                           ------------------------------------
     Total                                                   $ 1,774                $ 1,191
                                                           ====================================

Pension Liability:
Projected benefit obligation for service rendered to date    $(2,506)               $(1,671)
Fair value of net assets available for benefits                1,750                  1,237
                                                           ------------------------------------
Projected benefit obligation in excess of plan assets           (756)                  (434)
Unrecognized prior service cost                                  (44)                   (50)
Unrecognized net loss                                            542                    355
                                                           ------------------------------------
     Total                                                   $  (258)               $  (129)
                                                           ====================================

     Prior to the adoption of the Retirement Plan, eligible employees participated in the First USA non-contributory defined benefit retirement plan. All of the Paymentech participants' plan assets and liabilities were transferred from the First USA plan to Paymentech's Retirement Plan upon adoption of the Retirement Plan. The fiscal 1996 statement of income includes $322,000 for contributions allocated to the Retirement Plan.

     Effective July 1, 1996, Paymentech adopted the Retirement Savings Plan (the "Savings Plan"), which provides savings and investment opportunities to employees of the Company. The Savings Plan stipulates that eligible employees with at least one year of service and a minimum of 1,000 hours of service may elect to contribute to the plan. Effective July 1, 1998, the service requirements of one year and 1,000 hours minimum were removed. Pretax contributions up to 3% of an eligible employee's defined compensation are matched 50% by Paymentech. Prior to the adoption of the Savings Plan, the employees of Paymentech participated in the First USA Retirement Savings Plan. All employee and employer contributions to the First USA Savings Plan as well as the earnings on these contributions were transferred from the First USA Savings Plan to Paymentech's Savings Plan upon adoption of the Savings Plan. The consolidated statements of income include $288,000, $335,000 and $211,000 for the contributions to the Savings Plan for fiscal 1998, 1997 and 1996, respectively.


NOTE L  Commitments and Contingencies

     Paymentech leases its office space and certain equipment under operating leases with remaining terms ranging up to eight years. Paymentech subleases its principal office space from First USA. The office space leases contain renewal options and generally require Paymentech to pay certain operating expenses. Future minimum lease commitments under noncancelable leases as of June 30, 1998, are as follows (in thousands):

------------------------------------------------------
     1999                                $  5,537
     2000                                   5,467
     2001                                   5,120
     2002                                   4,623
     2003                                   3,942
     Thereafter                             5,848
                                     -----------------
                                         $ 30,537
                                     =================

     The consolidated statements of income include rental expense for operating leases of $6.0 million, $4.6 million and $3.8 million for fiscal 1998, 1997 and 1996, respectively.


                         PAYMENTECH, Inc. & Subsidiaries

     The Company is a defendant in a putative class action suit commenced in October 1997 against the Company, certain officers and former officers of the Company and Banc One alleging, among other things, that the defendants violated United States securities laws by publicly issuing false and misleading statements and omitting to disclose material adverse information regarding the Company' business. The complaint also alleges insider trading by one or more officers or former officers of the Company and requests control-person liability against Banc One. The defendants have filed a motion to dismiss and that motion is pending. The Company has notified its insurance carriers of this action. It is premature to determine whether the Company will have any liability in the action or whether, if so, that liability will be material.

NOTE M  Fair Value of Financial Instruments

     The estimated fair values of Paymentech's financial instruments are as follows:

                                                 At June 30, 1998           At June 30, 1997
                                            -----------------------------------------------------
                                               Carrying        Fair       Carrying       Fair
(In thousands)                                  Amount         Value       Amount        Value
                                            -----------------------------------------------------
Financial Assets:
Cash and cash equivalents                      $158,307    $158,307    $119,466    $119,466
Credit card loans, net                           42,079      42,079      19,902      19,902
Investments                                       6,212       6,205      10,083      10,143
Notes receivable                                  9,997       9,997       9,169       9,169

Financial Liabilities:
Notes payable to banks                         $ 55,049    $ 55,049    $     --    $     --
Interest-bearing deposits                        34,790      34,793      20,721      20,740
Merchant deposits                                22,844      22,844      18,852      18,852
Notes payable to banks and other borrowings          --          --      75,140      75,140
                                            -----------------------------------------------------

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and cash equivalents: The carrying amounts for cash and cash equivalents approximate fair value due to the short maturities of such instruments.

     Credit card loans, net: The credit card loans, net, represent nonrevolving receivables. Due to their short-term maturities, the carrying amounts approximate fair value.

     Investments: Fair value is based on quoted market prices.

     Notes receivable: The estimated fair value of notes receivable approximates the carrying amount at June 30, 1998. The interest rates are commensurate with the credit, interest rate and prepayment risks involved.

     Interest-bearing deposits: The estimated fair values for interest-bearing deposits are based on discounted cash flows. The discount rates used in these analyses are based on market rates of alternative funding sources currently available for similar remaining maturities.

     Merchant deposits: The merchant deposits are interest bearing and on terms that are standard for the industry. Consequently, the carrying amounts approximate fair value.

     Notes payable to banks and other borrowings: The interest rate on the Company's notes payable to banks and other borrowings is reset quarterly to reflect current market rates. Consequently, the carrying amounts approximate fair value.

                         PAYMENTECH, Inc. & Subsidiaries
notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE N  Related Parties

      The Company subleases office space from First USA and participates in certain benefit plans with First USA. For a portion of Paymentech's insurance needs, the Company participates in insurance coverage with Banc One. In addition, until First USA, Inc.'s merger with Banc One, First USA provided certain other administrative services to the Company. Prior to fiscal 1998, the consolidated statements of income include an allocation to the Company of the cost incurred by First USA or one of its subsidiaries. In conjunction with First USA, Inc.'s merger with Banc One in June 1997, Paymentech assumed these administrative services.

      At June 30, 1998 and 1997, the Company had $2.6 million and $6.0 million, respectively, invested in First USA Bank certificates of deposit. These certificates of deposit earn interest at a market rate and had initial maturities of less than 90 days.

     Other income for fiscal 1997 includes related party transactions with First USA, Inc. resulting in a $3.5 million gain in December 1996 related to the termination of a call option on warrants held by First USA, Inc. for stock in First Virtual and a $5.0 million gain in March 1997 related to the termination of an agreement that First USA, Inc. would not compete with Paymentech for business card customers. Both of these transactions were on terms which the Company believes to be representative of an arms' length transaction.

      The president and chief executive officer of the Company is a member of the Board of Directors of First Virtual.

     In June 1997, First USA, Inc. merged with and into Banc One. This transaction caused Paymentech to record a one-time merger expense of $12.5 million, which included the costs associated with the accelerated vesting of First USA, Inc. restricted stock grants and forgiveness of stock loans provided by First USA to certain key Paymentech employees. Certain key employees of the Company participated in First USA, Inc.'s 1994 Restricted Stock Plan which allowed the granting of First USA, Inc. restricted stock to eligible employees. First USA, Inc. restricted stock was transferred to the recipient without payment to the Company or First USA, Inc., and is subject to certain restrictions and risk of forfeiture. These restrictions lapsed upon the merger of First USA, Inc. and Banc One generating an expense related to Paymentech employees of $6.6 million. In addition, in March 1996, First USA made loans to certain key employees of the Company to exercise 30-day stock options for Paymentech common stock at the initial public offering price. The terms of these loans called for the outstanding principal and accrued interest to be forgiven upon a change of control of either First USA, Inc. or Paymentech. Therefore, these loans were forgiven upon the merger of First USA, Inc. with and into Banc One, resulting in an expense related to Paymentech employees of $5.9 million. Paymentech did not expend any cash relative to either expense; rather, the total $12.5 million is treated as a capital contribution from First USA to Paymentech.


                         PAYMENTECH, Inc. & Subsidiaries

NOTE O  Net Income Per Share

     Net income per share is calculated as follows:

                                                                   Fiscal Year Ended June 30,
                                                        -------------------------------------------------
(Dollars in thousands, except per share data)                1998             1997              1996
                                                        -------------------------------------------------
Basic
Net income                                               $    20,188      $     3,726      $    14,252
                                                        -------------------------------------------------
Weighted average common shares outstanding                35,562,129       33,422,020       26,315,065
                                                        -------------------------------------------------
Net income per share - basic                             $      0.57      $      0.11      $      0.54
                                                        =================================================

Diluted
Net income                                               $    20,188      $     3,726      $    14,252
                                                        -------------------------------------------------
Weighted average common shares outstanding                35,562,129       33,422,020       26,315,065
Dilutive effect of common stock equivalents                  243,125          312,785          114,789
Dilutive effect of contingently issuable shares              180,176            7,010               --
                                                        -------------------------------------------------
Adjusted weighted average common shares outstanding       35,985,430       33,741,815       26,429,854
                                                        =================================================
Net income per share - diluted                           $      0.56      $      0.11      $      0.54
                                                        =================================================

NOTE P  Recent Accounting Pronouncements

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Effective for financial statements for fiscal years beginning after December 15, 1998, SOP 98-1 requires companies to capitalize qualifying computer software costs incurred during development. Costs incurred in the designing of software configuration, the coding of programs and the installation of hardware are examples of qualifying capitalizable costs. Paymentech is currently assessing the impact of the adoption of SOP 98-1.

     In February 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). Effective for financial statements for fiscal years beginning after December 15, 1997, SFAS 132 would not change the recognition or measurement of pension or postretirement benefit plans, but would standardize disclosure requirements for pensions and other postretirement benefits, eliminating unnecessary disclosures and requiring additional information.

     In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

                        PAYMENTECH, Inc. & Subsidiaries
management's report

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL


     The management of Paymentech, Inc. and its subsidiaries prepared the accompanying financial statements and is responsible for their integrity and objectivity. The financial statements, which include amounts that are based on management's best estimates and judgments, have been prepared in conformity with generally accepted accounting principles and are free of material misstatement. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

     Management of Paymentech, Inc. maintains a system of internal control over the preparation of its published annual financial statements. It should be recognized that even an effective internal control system, no matter how well designed, can provide only reasonable assurance with respect to the preparation of reliable financial statements; further, because of changes in conditions, internal control system effectiveness may vary over time. Management believes that the system of internal control provides reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization.

     The consolidated financial statements have been audited by Paymentech's independent auditors, Ernst & Young LLP, whose independent professional opinion appears separately. Ernst & Young LLP obtains and maintains an understanding of the internal control structure and conducts such tests and other auditing procedures considered necessary in the circumstances to render an opinion on the financial statements.

     The Audit Committee of the Board of Directors, composed solely of outside directors, met periodically during fiscal 1998 with the independent auditors and management to review the work of each and ensure that each is properly discharging its responsibilities. The independent auditors have free access to the committee to discuss the results of their audit work and their evaluations of the adequacy of accounting systems and internal control and the quality of financial reporting.



/s/ John C. Tolleson   /s/ Pamela H. Patsley           /s/ Kathryn J. Kessler
John C. Tolleson       Pamela H. Patsley               Kathryn J. Kessler
Chairman               President and Chief Executive   Chief Accounting Officer
                       Officer


                         PAYMENTECH, Inc. & Subsidiaries
auditors' report

REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Paymentech, Inc.

     We have audited the accompanying consolidated balance sheets of Paymentech, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paymentech, Inc. and subsidiaries at June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                                            /s/ Ernst & Young LLP
Dallas, Texas
July 23, 1998



                         PAYMENTECH, Inc. & Subsidiaries