Form 10-K/A, Exhibit 13
period 1998-06-30
PAYMENTECH INC
filed 1998-12-16
CIK 1005759

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

     Other income, which consists of nonrecurring gains and interest income from investments, decreased to $8.0 million for the fiscal year ended June 30, 1998 from $16.2 million for fiscal 1997. Other income for fiscal 1998 includes a $6.0 million pretax gain related to the sale of the Company's share of PHH/Paymentech L.L.C. ("PHH/Paymentech"), a Delaware limited liability company offering a MasterCard-branded single card payment system for fleet, purchasing, travel and entertainment needs. During the first quarter of fiscal 1998, Paymentech sold its terminal leasing portfolio to Northern Leasing Systems Inc. ("Northern Leasing"). This sale generated a pretax gain of $626,000 which is also included in other income. In addition, a deferred gain of up to approximately $450,000 will be recognized if certain performance criteria are met with respect to lease payments made by the Company's merchants to Northern Leasing.

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

     The one-time merger, integration and impairment charges recorded in fiscal 1997 include costs related to the conversion from third-party authorization networks to GENSAR's authorization network of $6.4 million, the closure of certain offices of $7.6 million and employee severance of $1.5 million. The conversion costs consist primarily of the incremental labor costs of converting existing merchant customers to the GENSAR authorization network. The charge of $7.6 million related to office closings includes lease termination costs as well as the write-off of $3.7 million pertaining to certain intangible assets related to systems that will no longer be used. The employee severance costs are primarily for individuals displaced as a result of certain office closings. The reserves established as a result of these charges were fully utilized by the end of fiscal year 1997. The amounts applied against them did not materially vary from the amounts used to record these charges. In addition, the one-time merger, integration and impairment charges include a $5.0 million write-off of certain non-core business assets consisting primarily of obsolete technology and obsolete terminal inventory.

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

Liquidity and Capital Resources

     Paymentech generated $34.6 million and $96.5 million of cash flow from operating activities for the fiscal years ended June 30, 1998 and 1997, respectively. Fiscal 1998 operating cash flow was generated as a result of having net earnings of $47.3 million, before the impact of the noncash charges of depreciation and amortization of $27.1 million.

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

     Goodwill represents the excess of purchase price over identifiable assets acquired, less liabilities assumed from business combinations, and is amortized over the estimated period to be benefited, generally 40 years, on a straight-line basis. Goodwill is reviewed for impairment whenever events indicate that the carrying amount may not be recoverable. If estimates of future operating results would be insufficient to recover future charges to goodwill amortization, then the recorded value of goodwill balances would be reduced by the discounted estimated deficiencies in operating results.

     The Company periodically evaluates the appropriateness of the amortization period to determine whether circumstances warrant a revised estimate of the useful lives of its purchased merchant portfolios, other intangibles, and goodwill. If, upon review, such revision of useful life is necessary, the remaining unamortized cost would be amortized over the revised useful life.


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

Chargebacks and Merchant Fraud

     Disputes between a cardholder and a merchant periodically arise due to the cardholder's dissatisfaction with merchandise quality or a merchant's service and the disputes may not be resolved in the merchant's favor. In some of these cases, the transaction is "charged back" to the merchant and the purchase price is refunded to the cardholder by VISA and MasterCard. If the merchant is unable to fund the refund, Paymentech is liable for the full amount of the transaction. Paymentech maintains merchant deposits from certain customers as an offset to potential contingent liabilities that are the responsibility of such customers. Paymentech evaluates its risk and estimates its potential loss for chargebacks based on historical experience. Paymentech pays the customer interest of generally 2.0% on the merchant deposits. For all fiscal years presented, losses due to chargebacks and merchant fraud were immaterial.

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